Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 11  2008

On February 11 2008, at 4:30 pm., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s registered offices, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, unanimously deciding “ad referendum” of the General Meeting:

1)	to declare dividends and interest on capital complementary for the fiscal year 2007 to be paid on March 3, 2008, based on the closing stockholding position as of February 22 2008, being:

➢	dividends in the amount of R$ 0.10 per share, with no tax withheld at source, to the debit of the Revenue Reserve account for Dividends Equalization; and

➢
interest on capital in the amount of R$ 0.70 per share, less 15% income tax at source, resulting in net interest of R$ 0.5950 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

2)
to pay, also in March 3 2008, interest on capital declared by this Board of Directors in a meeting held on November 5, 2007, in the amount of R$ 0.07per share, with 15% income tax to be withheld at source, resulting in net interest of R$ 0.0595 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax; the individual allocation of this interest was done on November 30 2007, based on the closing stockholding position as of November 26 2007, as has already been made public;

3)
stockholders possessing shares as from November 26 2007, will therefore receive on March 3, 2008, cash earnings which represents approximately 63 times the dividend paid on a monthly basis, as follows:

Board of Directors Meeting	Net Amount per Share – R$
	Dividends	Interest on Capital (*)	Total
Declared on 11.5.2007	-o-	0.0595	0.0595
Declare don 2.11.2008	0.10	0.5950	0.6950
Total	0.10	0.6545	0.7545
(*) interest on capital, after 15% income tax withheld at source.

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 11 2008. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer